EXHIBIT 21

List of Subsidiaries

The Houston Learning Academy, Inc.

Merryhill Schools Nevada, Inc.

Nedi, Inc.

Nobel School Management Services, Inc.

Paladin Academy L.L.C.

The foregoing list omits certain subsidiaries of the Registrant which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of July 1, 2006.